Exhibit 99.1


[GRAPHIC OMITTED]                                       [GRAPHIC OMITTED]
ARACRUZ




                          APPROVAL OF DIVIDEND PAYMENT


(RIO DE JANEIRO, APRIL 29, 2005) - ARACRUZ CELULOSE S.A. (NYSE: ARA) hereby informs the American Depositary shareholders of Aracruz Celulose S.A. ("the Company") that the payment of dividends amounting to a total of R$150,000,000 (one hundred and fifty million reais) was unanimously approved at the Ordinary Stockholders' Meeting held on the above date. These dividends will be paid out in addition to the Interest on Shareholders' Equity declared in 2004, payments of which began on November 11 and December 10, 2004 and on January 11, 2005.

The amount to be declared and paid out as dividends shall be as follows:

Each American Depositary Share, representing 10 class"B" preferred shares, shall be entitled to the gross amount of R$1.5161657060. Due to the current floating exchange rate, the Company cannot predict any specific exchange rate for the conversion of the amount due into U.S. dollars at the time of payment thereof.

o The dividend payment will be made through JPMorgan Chase Bank, the Depositary, as from May 16, 2005 to shareholders of record as of May 04, 2005.


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   FOR FURTHER INFORMATION, PLEASE CONTACT OUR INVESTOR RELATIONS DEPARTMENT:
                            PHONE: (55-21) 3820 8131
                             FAX: (55-21) 3820 8275
                          E-MAIL: invest@aracruz.com.br

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